TELEMIG CELULAR PARTICIPACOES S.A.

    CNPJ/MF (National Register of Legal Entities of the Ministry of Finance)

                             No. 02.558.118/0001-65

               NIRE (State Registration Number) No. 53.300.005.770

                             A Publicly-Held Company



                Minutes of the Meeting of the Board of Directors

                             held on March 26, 2002



DATE, TIME AND PLACE: Held on March 26, 2002, at 10:00 a.m., at the Copacabana Palace Hotel, located at Avenida Atlantica No. 1702, District of Copacabana, Rio de Janeiro, State of Rio de Janeiro.

PRESENT: Attendance to the Meeting, as evidenced by the signatures shown at the foot of these Minutes and in the attendance list, by Board Members Gunnar Birger Vinof Vikberg, Renato Carvalho Franco, Bruno Pinheiro de Lara Resende, Jose Inacio Fucci, Luciano Batista, Franklin Madruga Luzes, Gustavo Henrique de Barroso Franco, Diogo Luiz Botelho de Vasconcellos, Marcia Zugaib Destruti, James Thompson and Marco Antonio de Freitas Pinheiro. Also present were Audit Committee Members Messrs. Jorge da Cunha Fernandes, Ari Matos Cardoso and Sergio Martinho de Matos.

GUESTS: Also attending the meeting as guests were the Chief Executive Officer, Mr. Barry Bystedt, the Chief Financial Officer of the Company, Mr. Joao Cox; the Chief Technical Officer, Mr. Rene Patoine; the Chief Officer - Human Resources, Mr. Aloysio Jose Mendes Galvao, the Chief Legal Officer, Mr. Jose Carnos, Mr. Marcos Nascimento Ferreira, Member of the Board of Directors of Tele Norte Celular Participacoes S.A.; attorneys Paulo Cesar Aragao, Darwin Correa, Andre Leal Faoro, Marcelo Barbosa, Mauro Eduardo Guizeline, Lauro da Gama e Souza Junior, Maria Isabel Bocater, Filipe Laudo de Camargo, Rodrigo Beraldo and Joao Ricardo de Azevedo Ribeiro; as well as Messrs. Joao Ricardo P. Costa and Paulo Jose Machado, representatives of Ernst & Young Auditores Independentes S/C.

CALLING NOTICE: The Board Members were duly and promptly called by the Chairman of the Board of Directors, on the terms of the By-Laws of the Company.

PRESIDING OFFICERS: The chair was taken by the Chairman of the Board of Directors, Mr. Gunnar Birger Vinof Vikberg, as provided in the By-Laws of the Company, who proceeded to invite Mr. Mauro Eduardo Guizeline to act as Secretary for the Meeting, to which motion all those present agreed.

AGENDA: (1) a) Presentation of the report and proposal by the Executive Board for a commitment to acquire indirect equity participation in Tess S/A (2) a) Analysis of the Consolidated Financial Statements and Opinion of the Independent Auditors for the fiscal year ended December 31, 2001. (b) Analysis of the Proposal for allocation of the results assessed for the mentioned fiscal year.
(c) Analysis of the Proposal for capitalization of the balance of the profits reserve. (d) Capitalization of assets represented by the premium, as resolved in the Special Shareholders' Meeting held on December 28, 1999, through the issuance of shares and a corresponding increase in capital stock. (e) Proposal for a Calling Notice for Special Shareholders'

TRADUCOES JOANITA HAIMERL - Portugues - Ingles - Alemao
Rua Libero Badaro, 488 - 7o andar - 01008-000 - Sao Paulo - SP - Brasil Tel. 55-11-3106 7383 Fax 55-11-3104 8457 e-mail: tradjh@jhaimerl.com.br
www.jhaimerl.com.br

Meeting/Annual Shareholders' Meeting/Special Shareholders' Meeting, for resolutions on: SPECIAL SHAREHOLDERS' MEETING (i) Rectification and ratification of the increase in capital stock approved by the Special Shareholders' Meeting held on April 30, 2001. ANNUAL SHAREHOLDERS' MEETING (i) Report, management accounts and statements for the fiscal year ended December 31, 2001. (ii) Allocation of results for the fiscal year ended December 31, 2001. (iii) Election of the regular and deputy members of the Audit Committee. (iv) Approval of the total amount of compensation of the administrators and establishment of the compensation of the members of the Audit Committee. SPECIAL SHAREHOLDERS' MEETING (i) Capitalization of profit reserves. (ii) Capitalization of assets represented by the premium, through the issuance of Company shares and a corresponding increase in capital stock. (iii) Amendment to Article 5 of the By-Laws so as to include the new amount of capital stock.

CONVENING OF THE MEETING: Upon the reading of the Agenda and verification of quorum for convening the Meeting, the Chairman welcomed all of the Board Members and guests of the Board and declared the meeting open.

The Chairman suggested that these minutes be drawn up in summary form, showing only the resolutions, as permitted by Law No. 6404/76 in its Article 130, Paragraph One. As there were no objections, it was decided to proceed as suggested.

The Chairman clarified that the subject-matter of the calling sponsored by Board Members Bruno Pinheiro de Lara Resende and Veronica Valente Dantas through a letter sent to the Chairman of the Board of Directors on March 15, 2002, with the purpose of "Calling Notice for a Special Shareholders' Meeting of the Company with the purpose of removing Messrs. Gunnar Birger Vinof Vikberg, Renato Carvalho Franco, Gustavo Henrique de Barroso Franco, Mauro Eduardo Guizeline, Jose Luiz de Salles Freire and Andre Leal Faoro, currently Members of the Board of Directors, and to elect new members, as well as to elect the Chairperson and the Vice-Chairperson of the collegiate body", would be resolved upon in item 2
(e) of these minutes.

DISCUSSIONS  and RESOLUTIONS:

1) Report and proposal by the Executive Board for a commitment to acquire indirect equity participation in Tess S/A.:

Opening the proceedings the Chairman commented that this was the first time that the matter was being discussed in the sphere of the Board of Directors and that, in his opinion, a matter of such relevance should be subject of broad discussion by the administration of the Company, particularly by this Board of Directors, which had not taken place.

Board Member Diogo Luiz Botelho de Vasconcellos asked for the floor so as to request that the Chairman require the Executive Board to provide more clarification on the matter.

Board Member Bruno Pinheiro de Lara Resende pointed out that the matter had been discussed in the meeting of the Board of Directors held on November 12, 2002, when it was removed from the agenda by initiative of the Board of Directors itself, so as to allow the Executive Board to bring more elements for examination by this collegiate body.

At the request of the Chairman, the Chief Executive Officer of the Company, Mr. Barry Bystedt, provided information on the matter, clarifying that in the understanding of the Executive Board, as explained in the

TRADUCOES JOANITA HAIMERL - Portugues - Ingles - Alemao
Rua Libero Badaro, 488 - 7o andar - 01008-000 - Sao Paulo - SP - Brasil
Tel. 55-11-3106 7383 Fax 55-11-3104 8457 e-mail: tradjh@jhaimerl.com.br
www.jhaimerl.com.br
proposal, it is not economically or strategically feasible for the Company to acquire the equity participation in question. That for such reason the Executive Board suggests complying with the opinion passed by the Company's outside legal counsel.

Following this, Board Member Renato Carvalho Franco asked about the cost of the action for indemnification for losses and damages to be possibly brought by the Company, to which the Chief Executive Officer informed that the action was already filed and that there were possibilities of success as regards obtaining indemnification for losses and damages.

The Chairman put the matter to vote and it was unanimously approved by the Board Members, who accepted the proposal by the Executive Board that, for the legal action in question, the Company desist from the main purpose related to the subject-matter of the agreement and proceed with the action aiming at obtaining conviction for losses and damages deriving from contractual default.

2a) Restated Financial Statements and Opinion of the Independent Auditors for the fiscal year ended December 31, 2001.

(b) Proposal of allocation of the results assessed for the mentioned fiscal year.

(c) Proposal for capitalization of the balance of the profits reserve.

The Chairman asked the Finance Executive Officer of the Company, Mr. Joao Cox, to give a brief presentation on the Financial Statements of the Company for the fiscal year ended on December 31, 2001. The presentation also encompassed items 2(b) and 2(c) of the agenda.

After the presentation by the Chief Financial Officer, the Chairman offered the floor to whomever wished to take it.

Board Member Franklin Madruga Luzes then informed those present that he had sent a letter to the members of the Executive Board of the Company asking for clarification on the matters concerning the subject under discussion and that he received a reply from the Company with the answers to the queries made, which answers he requested be attached to these minutes. He further informed that he had requested the services of a firm named BDO Directa to assist him in examining the financial statements, asking that correspondence dated March 25, 2002 sent by Mr. Artemio Bertholini, representative of the mentioned company, be attached to these minutes.

At that point Board Member Franklin Madruga proceeded to discuss each one of the points of his report on the queries made to the Executive Board of the Company.

The main point raised by Board Member Franklin Madruga Luzes concerns the provision for contingencies involving TIW. In this regard the Board Member asked the Executive Board what was the "new fact" that could justify the reversal of such provision, excluding the matter relative to the royalties.

The Legal Executive Officer asked what was the interest of the Board Member in discussing a problem that was already resolved. The Board Member answered that his interest derived from the fact that the reversal of the provision, which had been originated in previous fiscal years, has an impact on the results for fiscal year 2001.

The Chief Financial Officer of the Company provided explanations to the Board Member in the sense that the provisions accrued by the Company on the matter had already been reversed in 2000. After the

TRADUCOES JOANITA HAIMERL - Portugues - Ingles - Alemao
Rua Libero Badaro, 488 - 7o andar - 01008-000 - Sao Paulo - SP - Brasil
Tel. 55-11-3106 7383 Fax 55-11-3104 8457 e-mail: tradjh@jhaimerl.com.br extrajudicial notice in respect of the payment to TIW for the services rendered was received by the Company, the Administration was led to determine the accrual of a provision to face a potential contingency, in view of the possibility of a legal action to be filed by TIW.

Board Member Renato Carvalho Franco asked what had changed in respect of the decision to reverse the provision since the decision of re-accruing it.

The Chief Executive Officer expressed the understanding that the decision was technically correct. The Ernst & Young representative, Mr. Joao Ricardo P. Costa, also manifested in this sense, agreeing with the grounds used by the Executive Board in its judgment and that the reversal of the provision was in accordance with applicable accounting principles.

Board Member Madruga stated that there was a conflict between the understandings on the matter of the Audit Committee and of the Executive Board. Executive Officer Joao Cox stated that within the Company he was not aware of such conflict. Board Member Franklin Madruga agreed with such understanding and informed that the mentioned conflict concerned the Audit Committee of Tele Norte Celular Participacoes S.A., but that the matter was correlated.

Board Member Renato Carvalho Franco stated that he opposed the reversal of the provision, because he believes that it reflects a true obligation of the Company and asked that his statement in this regard be attached to the minutes.

Board Member Gustavo Franco backed the position of Board Member of Renato Carvalho Franco and also requested that his statement in this regard be attached to the minutes.

Mr. Jorge Fernandes, Chairman of the Audit Committee of the Company, mentioned that within the ambit of the Committee the understanding was that the reversal of the provision for contingency could be carried out, but that TIW's intent as shown in the extrajudicial notice should be maintained as an Explanatory Note.

Executive Officer Joao Cox explained that there would be an Explanatory Note disclosing the reversal that will be suppressed in the next balance sheets, after the reversal of the provision.

As regards Taxation on Third Party Revenues, Board Member Franklin Madruga asked that it be recorded that in his opinion the Company was subject to tax contingencies as a result of the procedures adopted in this regard. He suggested that the Executive Board pay heed and modify such procedures.

Following this, Board Member Franklin Madruga made certain recommendations and suggestions for improvement of the Financial Statements.

Mr. Marcos Nascimento Ferreira, member of the Board of Directors of Tele Norte Celular Participacoes S.A., in reply to a question from Board Member Renato Carvalho Franco, informed that the boards of directors of the Operators had not yet examined the Financial Statements of such companies.

Board Member Renato Carvalho Franco explained that, in his opinion, the corporate bodies of the Operators should conduct their examinations of the financial statements of such companies on an earlier date. This motion was backed by Board Member Diogo Vasconcellos.

Mr. Paulo Cezar Aragao, legal counsel for Board Member Jose Inacio Fucci, clarified that each board member should be conscious of the personal responsibility of the board members in respect of legal deadlines for approval of accounts, since the manifestation of the board members of the controlled companies is not a

TRADUCOES JOANITA HAIMERL - Portugues - Ingles - Alemao
Rua Libero Badaro, 488 - 7o andar - 01008-000 - Sao Paulo - SP - Brasil Tel. 55-11-3106 7383 Fax 55-11-3104 8457 e-mail: tradjh@jhaimerl.com.br condition for the resolutions of this collegiate body.

Board Member Luciano Batista stated that he did not feel comfortable in manifesting conclusively about the Financial Statements of the Company before examination of the Financial Statements and of the Opinion of the independent auditors of the Operators by their respective boards of directors. Thus, he requested it be recorded that, in the event that the Boards of Directors of the holding companies of the Operators should manifest opposing approval of the Financial Statements, or in the event that any relevant matter should be raised, the Board of Directors of this company should again examine the matter. This motion was backed by Board Members Franklin Madruga, Diogo Vasconcellos and Gunnar Vikberg.

By unanimous vote of the board members present, the Board of Directors recommended approval of the Financial Statements by the shareholders of the Company in the Annual Shareholders' Meeting. Board Members Gustavo Franco and Renato Carvalho Franco abstained from voting on the matter and requested the attachment of a written statement in this regard.

The proposals of the Executive Board regarding the allocation of the results assessed for the fiscal year and the capitalization of the balance of the profits reserve submitted to the Board Members were unanimously approved by the Board Members present.

(d) Capitalization of assets represented by the premium, as resolved in the Special Shareholders' Meeting of December 28, 1999, through the issuance of shares and corresponding increase in capital stock.

On this matter, with the lack of the Protocol for Justification and Merger approved by the Special Shareholders' Meeting of December 28, 1999, and with due regard for legal and regulatory provisions, the Board of Directors recommends the adoption, for purposes of establishing the price for issuance of company shares as a result of the increase in capital stock, of a value based on the average quote for the shares assessed for the ten (10) days prior to the Shareholders' Meeting that will resolve on the matter.

(e) Proposal of Calling Notice for Special Shareholders' Meeting/Annual Shareholders' Meeting/Special Shareholders' Meeting/Special Shareholders' Meeting, to resolve on:

It was resolved to approve the calling notice for the Annual and Special Shareholders' Meetings to be held on April 29, 2002, at 1:00 p.m., at the headquarters of the Company, to concurrently resolve on:

IN A SPECIAL SHAREHOLDERS' MEETING

(i) Rectification and ratification of the increase in capital stock approved in the Special Shareholders' Meeting of April 30, 2001.

IN AN ANNUAL SHAREHOLDERS' MEETING

(i) Report, management accounts and financial statements for the fiscal year ended December 31, 2001.

(ii) Allocation of results for the fiscal year ended December 31, 2001.

(iii) Election of the regular and deputy members of the Audit Committee.

(iv) Approval of the total amount of compensation for the administrators and establishment of the compensation of the members of the Audit Committee.

IN A SPECIAL SHAREHOLDERS' MEETING
----------------------------------

TRADUCOES JOANITA HAIMERL - Portugues - Ingles - Alemao
Rua Libero Badaro, 488 - 7o andar - 01008-000 - Sao Paulo - SP - Brasil Tel. 55-11-3106 7383 Fax 55-11-3104 8457 e-mail: tradjh@jhaimerl.com.br

(i) Capitalization of the profit reserves.

(ii) Capitalization of assets represented by the premium, through the issuance of Company shares and a corresponding increase in capital stock.

(iii) Amendment to Article 5 of the By-Laws to reflect the new capital stock of the Company.

IN A SPECIAL SHAREHOLDERS' MEETING
----------------------------------

Removal of Messrs. Gunnar Birger Vinof Vikberg, Renato Carvalho Franco, Gustavo Henrique de Barroso Franco, Mauro Eduardo Guizeline, Jose Luiz de Salles Freire and Andre Leal Faoro:

Board Member Jose Inacio Fucci expressed his understanding that Board Members Renato Carvalho Franco, Gustavo Henrique de Barroso Franco and Gunnar Birger Vinof Vikberg were hindered from voting due to conflict of interest, since they could potentially be removed during the mentioned shareholders' meeting.

Upon the pertinent discussions, Board Member Bruno Pinheiro de Lara Resende endorsed the proposal of inclusion of such resolution in the Annual and Special Shareholders' Meetings to be held on April 29, 2002, as item (ii) of the Special Shareholders' Meeting to be called for to resolve on the matter of rectification and ratification of the increase in capital stock approved in the Special Shareholders' Meeting of April 30, 2001.

Board Member Gunnar Vikberg felt that there was a conflict between his interests in the matter and those of the Company, on the terms of Article 156 of the Law of Corporations. Board Members Renato Carvalho Franco and Gustavo Henrique de Barroso Franco manifested in the sense that there was no conflict. In view of this, Board Members Jose Inacio Fucci and Bruno Pinheiro de Lara Resende presented an objection to be attached to these minutes.

Board Member Renato Carvalho Franco asked Board Member Bruno Lara Resende for the reasons that led to the request for a calling notice for the above-mentioned shareholders' meeting, to which he was informed by the Board Member that the request derived from the fact that the representatives of Telpart Participacoes S/A voted in the last Special Shareholders' Meeting against the voting guideline of Newtel Participacoes S/A and that the votes of Telpart Participacoes S/A were not allocated in the proper form, so as to maximize the election of a greater number of board members. In addition, Board Member Bruno Lara Resende informed that the Corporations Law confers to the Shareholder's Meeting the power of electing and removing the members of the Board of Directors at any time. Board Member Renato Carvalho Franco maintained that in his judgement there was no irregularity in his conduct, since the Executive Board of Telpart Participacoes S/A should be subordinated to the resolution of the corporate bodies of Telpart Participacoes S/A and not to those of Newtel Participacoes S.A.

Thus, the Chairman submitted the sole proposal to vote, with majority approval of the inclusion, as item (ii) of the Special Shareholders' Meeting to be called to resolve on the rectification and ratification of the increase in capital stock approved by the Special Shareholders' Meeting of April 30, 2001, to be held on April 29, 2002, at 1:00 p.m., of the proposal for removal of Messrs. Gunnar Birger Vinof Vikberg, Renato Carvalho Franco, Gustavo Henrique de Barroso Franco, Mauro Eduardo Guizeline, Jose Luiz de Salles Freire and Andre Leal Faoro, currently members of the Board of Directors, and election of new members, as well as election of the Chairperson and Vice-Chairperson of the collegiate body. The votes of Board Members Gustavo Henrique Barroso Franco and Renato Carvalho Franco were defeated. Board Members Marco Antonio Pinheiro, Marcia Zugaib Destruti and James Thompsom abstained.

TRADUCOES JOANITA HAIMERL - Portugues - Ingles - Alemao
Rua Libero Badaro, 488 - 7o andar - 01008-000 - Sao Paulo - SP - Brasil Tel. 55-11-3106 7383 Fax 55-11-3104 8457 e-mail: tradjh@jhaimerl.com.br

Complying with the rules of the Securities and Exchange Commission - SEC, Ernst & Young representative Joao Ricardo P. Costa requested that it be recorded that the organization he represented is a company that is independent in respect of the Company.

CLOSING: There being no further matters to be transacted, the proceedings were closed and the meeting was suspended for the time necessary to draw up these minutes, which upon having been read and found to be in conformity were approved and signed by all those present.

Attached to these minutes are: i) "Attendance List of the members of the Board of Directors"; ii) Letter from Board Member Franklin Madruga Luzes dated March 21, 2002 to the Executive Board; iii) Reply from the Executive Board dated March 22, 2002 to Board Member Franklin Madruga Luzes; iv) Letter from Mr. Artemio Bertholini, representative of BDO Directa; v) Manifestation of Board Members Renato Carvalho Franco and Gustavo Henrique de Barroso Franco; and vi) Objection by Board Members Bruno Pinheiro de Lara Resende and Jose Inacio Fucci.



                                                Rio de Janeiro, March 26, 2002.



(sgd)                                         (sgd)
--------------------------------------------- ----------------------------------

Gunnar Birger Vinof Vikberg                   Mauro Eduardo Guizeline

Chairman of the Board                         Secretary

(sgd)                                         (sgd)
--------------------------------------------- ----------------------------------

Renato Carvalho Franco                        Bruno Pinheiro de Lara Resende

Board Member                                  Board Member (deputy)

(sgd)                                         (sgd)
--------------------------------------------- ----------------------------------

Jose Inacio Fucci                             Luciano Batista

Board Member (deputy)                         Board Member

(sgd)                                         (sgd)
--------------------------------------------- ----------------------------------

Franklin Madruga Luzes                        Gustavo Henrique de Barroso Franco

Board Member                                  Board Member

(sgd)                                         (sgd)
--------------------------------------------- ----------------------------------

Diogo Luiz Botelho de Vasconcellos            Marcia Zugaib Destruti

Board Member                                  Board Member

(sgd)                                         (sgd)
--------------------------------------------- ----------------------------------

TRADUCOES JOANITA HAIMERL - Portugues - Ingles - Alemao
Rua Libero Badaro, 488 - 7o andar - 01008-000 - Sao Paulo - SP - Brasil Tel. 55-11-3106 7383 Fax 55-11-3104 8457 e-mail: tradjh@jhaimerl.com.br

James L. Thompson                             Marco Antonio de Freitas Pinheiro

Board Member                                  Board Member


rlb/textos6/telemig2.doc

9/19/2002

TRADUCOES JOANITA HAIMERL - Portugues - Ingles - Alemao
Rua Libero Badaro, 488 - 7o andar - 01008-000 - Sao Paulo - SP - Brasil Tel. 55-11-3106 7383 Fax 55-11-3104 8457 e-mail: tradjh@jhaimerl.com.br